Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated May 12, 2011

Relating to Prospectus dated April 21, 2011

Registration Statement No. 333-173315

Investor Relations Contact:

John Mills

ICR, Inc.

310-954-1105

John.Mills@icrinc.com

eDiets.com® Announces Results for Q1 2011

FORT LAUDERDALE, FL, May 12, 2011 – eDiets.com, Inc. (NASDAQ: DIET), a leading provider of convenient at-home diet, fitness and healthy lifestyle solutions, today announced results for the first quarter ended March 31, 2011.

Revenues for the first quarter of 2011 were $6.9 million, an increase of approximately 38% from $5.0 million in the first quarter of 2010. The net loss for the first quarter of 2011 was $(0.4) million, or $(0.01) per diluted share on approximately 59.6 million shares outstanding, compared to a net loss of $(3.8) million, or $(0.13) per diluted share on approximately 29.0 million shares outstanding, in the first quarter of 2010.

Adjusted EBITDA*, defined as net profit/loss before interest, taxes, depreciation, amortization, stock-based compensation, severance charges, and bad debt recovery or expense, for the quarter ended March 31, 2011 was $0.2 million, compared to $(1.7) million in the first quarter of 2010.

First Quarter and Recent Operating Highlights:

•	Grew meal delivery revenue 85% in the first quarter of 2011 compared to the first quarter of 2010

•	Expanded the adjusted meal delivery gross margin (excluding depreciation) to 46% from 40% in Q1 2010

•	Achieved first quarter of positive adjusted EBITDA since the fourth quarter of 2007

•	Appointed Thomas Connerty, Chief Marketing Officer at Nutrisystem during the period 2003 – 2008, to Board of Directors

“We are pleased to have achieved positive EBITDA for the March quarter,” said Kevin McGrath, President and Chief Executive Officer of eDiets.com. “We achieved these results by continued growth in our meal delivery customer base and focusing on the fundamentals of cost control, in particular expense rationalization of our ad spend. As a result, our weekly meal delivery shipments were up 83% from the prior year while we lowered our cost per customer acquisition to $135. Going forward, we are focused on developing the optimal marketing strategy, including television, print and online media, to increase our revenues and leverage our business model in a profitable way. In addition, we are strengthening our balance sheet through a rights offering that we expect to close on May 13, 2011.”

Mr. McGrath continued, “As we look to the remainder of the year, we believe that we are on track to grow revenue on a year-over-year basis. Given the seasonality of the business and our planned marketing initiatives, including a new television commercial scheduled to launch in August, we anticipate slightly negative EBITDA in the second and third quarters and achieving sustainable positive EBITDA in the fourth quarter of 2011.”

Conference Call

The company will host a conference call to discuss the first quarter 2011 results at 5:00 p.m. Eastern Time on Thursday, May 12, 2011. Participants may access the call by dialing 800-591-6944 (domestic) or 617-614-4910 (international), passcode 98029025. In addition, the call will be webcast via the Investor Relations section of the company’s web site at http://www.eDiets.com, where it will also be archived. A telephone replay will be available through Thursday, May 19, 2011. To access the replay, please dial 888-286-8010 (domestic) or 617-801-6888 (international), passcode 94498763.

About eDiets

eDiets.com, Inc. is a leading provider of personalized nutrition, fitness and weight-loss programs. eDiets features its award-winning, fresh-prepared diet meal delivery service as one of the more than 20 popular diet plans sold directly to members on its flagship site, www.eDiets.com. The company also provides a broad range of customized wellness and weight management solutions for Fortune 500 clients. eDiets.com’s unique infrastructure offers businesses, as well as individuals, an end-to-end solution strategically tailored to meet its customers’ specific goals of achieving a healthy lifestyle. For more information, please call 310-954-1105 or visit www.eDiets.com.

eDiets has filed a registration statement (including a prospectus dated April 21, 2011) with respect to its previously announced rights offering. Before you invest in the rights offering, you should read the prospectus in that registration statement and other documents eDiets has filed with the SEC for more complete information about eDiets and the rights offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, eDiets will arrange to send you the prospectus if you request by calling the information agent, Phoenix Advisory Partners, toll-free at (877) 478-5038.

*	Use of Non-GAAP Financial Measures

In its earnings releases, conference calls, slide presentations or webcasts, the Company may use or discuss adjusted EBITDA, which is a non-GAAP financial measure as defined by SEC Regulation G. Management regularly reviews adjusted EBITDA as an analytical indicator of the Company’s financial performance and believes that it is useful to investors in evaluating operating performance. In addition, the Company uses adjusted EBITDA as a measure of performance for its business segments and for incentive compensation purposes. The Company does not intend for adjusted EBITDA to be considered in isolation or as a substitute for any GAAP measure. Adjusted EBITDA and Adjusted Meal Delivery Gross Margin, as presented, may not be comparable to similarly titled measures of other companies.

Reconciliation of Non-GAAP Financial Measures

(Unaudited; in thousands)

	Three Months Ended March 31,
	2011	2010
Net loss	$(383)	$(3,759)
Interest expense (income), includes capital lease interest expense	1	1
Interest expense on related party notes	12	815
Amortization of related party notes	—	724
Depreciation	265	361
Amortization of intangibles	4	12
Stock-based compensation	282	178
Bad debt expense	(1)	10
Non-cash severance charges	55	—

Adjusted EBITDA	$235	$(1,658)

Adjusted Meal Delivery Gross Margin

(Unaudited; in thousands)

	Three Months Ended March 31,
	2011	2010
Revenue - meal delivery	$5,546	$2,997
Cost of revenues - meal delivery	3,151	2,012
Less: cost of revenue adjustments for meal delivery
Depreciation	(142)	(196)
Revenue sharing	(1)	(6)

Cost of revenues - adjusted	3,008	1,810

Adjusted meal delivery gross profit	$2,538	$1,187

Adjusted meal delivery gross margin percentage	45.8%	39.6%

Forward-Looking Statements

In accordance with the Private Securities Litigation Reform Act of 1995, we caution you that, whether or not expressly stated, certain statements made in this report that reflect management’s expectations regarding future events and economic performance are forward-looking in nature and, accordingly, are subject to risks and uncertainties. This news release contains forward-looking statements about the Company including (i) expectations regarding our ability to continue the positive trend of growing meal delivery business, (ii) expectations regarding our ability to manage our advertising expenditures in a manner that enables us to acquire new meal delivery customers in a profitable manner, (iii) expectations that our new and re-designed advertising programs and practices will enable us to acquire new meal delivery customers in a profitable manner, (iv) expectations regarding operational and financial performance in the second quarter of 2011, including revenue, marketing expenses, meal delivery margins, adjusted EBITDA and EBITDA, (v) expectations regarding our ability to manage the impact of headcount reductions on our business, (vi) expectations regarding the impact of seasonal factors on our meal delivery business during the second quarter of 2011, and (vii) expectations that the steps we are taking and the investments we have made have positioned us to achieve year-over-year revenue growth margins, adjusted EBITDA and EBITDA, (v) expectations regarding our ability to manage the impact of headcount reductions on our business, (vi) expectations regarding the impact of seasonal factors on our meal delivery business during the second quarter of 2011, and (vii) expectations that the steps we are taking and the investments we have made have positioned us to achieve year-over-year revenue growth in 2011 and sustained profitability in 2012 and beyond. We also caution you that this news release contains additional forward-looking statements about the Company’s revenues and EBITDA for the quarter ending June 30, 2011. These results are preliminary and reflect our expected financial results as of the date of this news release. Actual reported results for the quarter ending June 30, 2011 may vary significantly from those expectations because of a number of factors, including additional or revised information, revisions arising from internal and external review procedures that we conduct during the closing of our books for the quarter and changes in accounting standards or policies or in how those standards are applied.

These forward-looking statements reflect our current views about future events and are subject to risks, uncertainties and assumptions. We wish to caution readers that certain important factors may have affected and could in the future affect our actual results and could cause actual results to differ significantly from those expressed in any forward-looking statement. These factors include those risk factors set forth in filings with the Securities and Exchange Commission, including our annual and quarterly reports, and the following:

•	our ability to raise additional capital;

•	our ability to maintain compliance with applicable regulatory requirements;

•	our ability to maintain our listing of our common stock under The Nasdaq Capital Market;

•	our ability to attract and retain customers in a profitable manner through advertising, and our ability to secure advertising commitments;

•	our ability to accurately assess market demand for our products;our ability to improve our meal delivery margin and its effect on total gross margins;

•	our ability to sufficiently increase our revenues and maintain expenses and cash capital expenditures at appropriate levels; and

•	the state of the credit markets and capital markets, including the level of volatility, illiquidity and interest rates.

These risks are not exhaustive and may not include factors that could adversely impact our business and financial performance. Moreover, we operate in a very competitive and rapidly changing environment. New risk factors emerge from time to time and it is not possible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

We cannot guarantee future results, level of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy or completeness of any of these forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. We do not undertake any responsibility to update any of these forward-looking statements to conform our prior statements to actual results or revised expectations.

eDiets.com, Inc.

Summary of Consolidated Financial Information

(Unaudited)

(In thousands, except per share amounts)

	Three Months Ended March 31,
	2011	2010

Revenues:
Digital plans	$771	$1,040
Meal delivery	5,546	2,997
Business-to-business	394	716
Other	219	265

Total revenues	6,930	5,018

Cost and expenses:
Cost of revenue
Digital plans	87	165
Meal delivery	3,151	2,012
Business-to-business	33	32
Other	50	43

Total cost of revenue	3,321	2,252
Technology and development	317	852
Sales, marketing and support	2,760	2,977
General and administrative	898	1,142
Amortization of Intangibles	4	12

Total cost and expenses	7,300	7,235

Loss from operations	(370)	(2,217)
Interest income	—	1
Interest expense	(13)	(1,543)

Loss before income tax provision	(383)	(3,759)
Income tax benefit (provision)	—	—

Net loss	$(383)	$(3,759)

Loss per common share:
Basic and diluted	$(0.01)	$(0.13)

Weighted average common and common equivalent shares outstanding:
Basic and diluted	59,625	29,049

	Three Months Ended March 31,
	2011	2010
STATEMENT OF CASH FLOW DATA:
Net cash provided by (used in):
Operations	$134	$(1,178)
Investing	(85)	(20)
Financing	1,383	493

	March 31, 2011	December 31, 2010
BALANCE SHEET DATA:
Cash and cash equivalents	$1,850	$468
Total assets	4,514	3,596
Deferred revenue	1,223	1,428
Debt (excluding capital leases)	1,000	1,000
Stockholders’ deficit	(677)	(1,970)

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